                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                        to
                               ----------------------    ----------------------


Commission file number 1-6706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Badger Meter, Inc.
                             4545 W. Brown Deer Road
                               Milwaukee, WI 53223

                              REQUIRED INFORMATION



1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

(23)  Consent of Independent Auditors

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Badger Meter
                                    Employee Savings and Stock Ownership Plan



Date: June 12, 2001           By:   /S/ Richard E. Johnson
                                    --------------------------------------------
                                    Vice President - Finance, Treasurer and
                                    Chief Financial Officer

             Badger Meter Employee Savings and Stock Ownership Plan

                              Financial Statements
                           and Supplemental Schedules

           December 31, 2000 and 1999 and year ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors.......................................................................... 5

Financial Statements

Statements of Net Assets Available for Benefits......................................................... 6
Statement of Changes in Net Assets Available for Benefits............................................... 7
Notes to Financial Statements........................................................................... 8


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........................................  16
Schedule H, Line 4j - Schedule of Reportable Transactions..............................................  17

                         Report of Independent Auditors

Retirement Plans Investment Committee of the Board of
    Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                               Ernst & Young LLP

Milwaukee, Wisconsin
March 23, 2001

             Badger Meter Employee Savings and Stock Ownership Plan

                 Statement of Net Assets Available for Benefits



                                                                                    DECEMBER 31
                                                                              2000               1999
                                                                        ------------------ -----------------
ASSETS
Investments                                                                  $35,513,192        $40,620,653
Company contribution receivable                                                  400,000            447,896
Employee contribution receivable                                                  78,878                  -
Interest receivable                                                               46,419              3,485
                                                                        ------------------ -----------------
Total assets                                                                  36,038,489         41,072,034

LIABILITIES
Notes payable (Note 5)                                                         2,300,000          2,600,000
Due to brokers                                                                    99,515                  -
                                                                        ------------------ -----------------
Net assets available for benefits                                            $33,638,974        $38,472,034
                                                                        ================== =================



















See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

            Statement of Changes in Net Assets Available for Benefit



                                                                                   YEAR ENDED DECEMBER 31
                                                                                            2000
                                                                                     -------------------
Additions:
   Investment income:
     Net realized and unrealized appreciation (depreciation) in
       fair value of investments                                                         $ (3,752,731)
     Interest and dividends                                                                   746,773
     Investment expenses                                                                       (3,416)

   Contributions:
     Company                                                                                  482,913
     Participants                                                                           2,662,521
                                                                                     -------------------
                                                                                              136,060

Deductions:
   Benefit payments to participants                                                         4,784,073
   Interest expense                                                                           185,047
                                                                                     -------------------
Net increase (decrease)                                                                    (4,833,060)

Net assets available for benefits at beginning of year                                     38,472,034
                                                                                     -------------------
Net assets available for benefits at end of year                                          $33,638,974
                                                                                     ===================













See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of Badger Meter Employee Savings and Stock Ownership Plan (the Plan) are prepared on the accrual basis.

INVESTMENT VALUATION

The investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company (Mass Mutual). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company's administrative expenses. The Mass Mutual contract is a "fully benefit-responsive" investment contract, as defined in Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, this contract is stated at contract value as reported by the insurance company. Crediting interest rates are adjusted annually on January 1.

The investments in the Heartland U.S. Government Fund and mutual funds are valued at the redemption price established by the fund's trustee based upon the quoted prices of the underlying assets.

Common trust funds are valued at the redemption price established by the trustee.

The investment in Badger Meter, Inc. (the Company) common stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The money market fund is valued at fair value based on quoted market or redemption price on the last business day of the Plan year.

Notes receivable from participants are reported at their unpaid principal balance, which approximates fair value.

             Badger Meter Employee Savings and Stock Ownership Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Expenses related to the administration of the Plan are borne by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its discretion.

2. DESCRIPTION OF THE PLAN

GENERAL

The following description of the Plan is for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan adopted under Section 401(k) of the Internal Revenue Code (IRC or the Code). The Plan was established as of January 1, 1991, to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan and the Badger Meter Employee Stock Ownership Plan into a single plan.

Substantially all domestic employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participant contributions may be made to a maximum of 15% of their compensation on a pretax basis, not to exceed the amount allowed by the IRC. Company contributions are made at a rate of 25% of the participant contributions, with the Company contribution percentage applying to a maximum of 7% of the participant's compensation for the year ended December 31, 2000. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company's Board of Directors. No such contributions were made in 2000.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participant contributions are directed into one, or a combination, of seven investments, at the participant's discretion. Company contributions are made in cash and are used by the Plan to repay principal and interest on the note payable (see Note 5). As principal and interest payments are made on the note payable, unallocated shares of Badger Meter, Inc. common stock, which serve as collateral for the note payable, are released to Plan participants and provide the Company matching contribution at current market values. Participant contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

All contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the pretax contributions and growth thereon until the participant withdraws them from the Plan.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution, if any, and Plan earnings. The Company's discretionary contribution is allocated equally to all participants. Plan earnings are allocated based on the participant's account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are fully vested in all amounts in their accounts.

PAYMENT OF BENEFITS

Upon retirement, death, disability, or termination of employment, the participant's account shall generally be distributed in a single lump sum. Final distributions will be made either in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

WITHDRAWALS

A participant's contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expenses, purchase of the participant's principal residence, or other financial need that cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan administrator.

LOANS TO PARTICIPANTS

Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant's account balance.

Loan maturities cannot exceed 60 months and are secured by the participants' vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant's Accounts, above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan administrator.

3. INVESTMENTS

GUARANTEED INCOME GROUP ANNUITY CONTRACT NO. IG 4178

This contract is an unallocated insurance contract with Mass Mutual which is credited at least annually for interest earned. Interest rates for 2000 and 1999 were 6.50% and 6.25%, respectively. Mass Mutual determines the annual guaranteed interest rate each January 1. The average yields for 2000 and 1999 were 6.46% and 6.02%, respectively.

BADGER METER, INC. COMMON STOCK

The Plan's investment in Badger Meter, Inc. stock consists of 448,507 shares and 488,114 shares as of December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the fair value of the Plan's investment in Badger Meter, Inc. common stock, as determined by quoted market price, was $10,315,661 and $14,704,434, respectively.

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices, as follows:

                                                                                      Net Realized
                                                                                     and Unrealized
                                                                                   Depreciation in Fair
                                                                                    Value During Year
                                                                              ------------------------------
Badger Meter, Inc. common stock                                                         $(2,903,320)
Common trust funds                                                                         (300,008)
Shares of registered investment companies                                                  (549,403)
                                                                              ------------------------------
                                                                                        $(3,752,731)
                                                                              ==============================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                 DECEMBER 31
                                                                         2000                  1999
                                                                  -------------------- ---------------------
Badger Meter Stock*                                                    $10,315,661           $14,704,434
M&I Growth Balanced Portfolio                                            4,368,035             4,630,757
M&I Diversified Stock Portfolio                                          8,054,446             7,824,687
Massachusetts Mutual Guaranteed Income Contract                          7,682,365             8,195,791
Heartland Value Plus Fund                                                1,500,149             1,912,738
Marshall International Stock Fund                                        1,796,355             1,459,013
*Nonparticipant-directed

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the investments and the significant components of changes in investments related to the nonparticipant-directed investments are as follows:

                                                                                 DECEMBER 31
                                                                         2000                  1999
                                                                  -------------------- ---------------------
Investments, at fair value:
   Badger Meter Stock Fund                                             $  7,743,249           $10,895,580
   Badger Meter, Inc., Unreleased Common Stock                            2,572,412             3,808,854
                                                                  -------------------- ---------------------
                                                                        $10,315,661           $14,704,434
                                                                  ==================== =====================

             Badger Meter Employee Savings and Stock Ownership Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                               YEAR ENDED DECEMBER 31
                                                                                        2000
                                                                                  ------------------
Change in investments:
   Net realized and unrealized depreciation in fair value                               $(2,903,320)
   Interest and dividends, net                                                               97,210
   Investment expenses                                                                         (570)
   Contributions                                                                            430,367
   Benefit payments to participants                                                      (1,424,482)
   Interest expense                                                                        (185,047)
   Transfers between funds                                                                 (402,931)
                                                                                  ------------------
                                                                                        $(4,388,773)
                                                                                  ==================

5. NOTE PAYABLE

At December 31, 2000, the outstanding balance on the loan is $2,300,000. The terms of the loan allow variable payments of principal with the final principal and interest payment due December 31, 2005. Interest is payable at the prime interest rate (prime was 9.50% at December 31, 2000) or at the LIBOR rate plus 1.50% (LIBOR was 6.40% at December 31, 2000). At December 31, 2000, the Plan has exercised its option to designate the outstanding balance as a LIBOR rate loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan (see summary below). In addition, the Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

             Badger Meter Employee Savings and Stock Ownership Plan

5. NOTE PAYABLE (CONTINUED)

The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released, less any shares that are distributed as benefit payments, are considered available and are allocated to the participants' accounts as of the Plan year-end just prior to each annual principal due date on the note payable. At December 31, 2000 and 1999, the breakdown between allocated and unallocated shares was as follows:

                                                          Shares
                                                        Available
                                                       For Benefits         Cost           Fair Value
                                                     ------------------------------------------------------
December 31, 2000:
   Allocated                                              336,663           $4,494,186      $  7,743,249
   Unallocated                                            111,844            2,111,271         2,572,412
                                                     ------------------------------------------------------
                                                          448,507           $6,605,457       $10,315,661
                                                     ======================================================

Per share                                                                                $        23.00
                                                                                        ===================

December 31, 1999:
   Allocated                                              361,679           $4,391,706       $10,895,580
   Unallocated                                            126,435            2,550,825         3,808,854
                                                     ------------------------------------------------------
                                                          488,114           $6,942,531       $14,704,434
                                                     ======================================================

Per share                                                                                $        30.12
                                                                                        ===================

The loan agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The Company contributions are used to make principal and interest payments on the note payable. The Plan will release unallocated shares with a value in excess of the principal payments made due to appreciation of the Company's stock.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

             Badger Meter Employee Savings and Stock Ownership Plan

7. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 3, 1995, stating that the Plan is qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. TRANSACTIONS WITH RELATED PARTIES

During 2000, the Plan received $96,215 in common stock dividends from the Company.

                             Supplemental Schedules

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                            DESCRIPTION OF INVESTMENT,
                                             INCLUDING MATURITY DATE,         COST/
     IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST,           CONTRACT       CURRENT VALUE/
       LESSOR OR SIMILAR PARTY                PAR OR MATURITY VALUE           VALUE        CONTRACT VALUE
-----------------------------------------------------------------------------------------------------------
*Badger Meter, Inc.                               448,507 shares             $6,605,457      $10,315,661

 Massachusetts Mutual Life Insurance
   Company                                      7,705,826 shares              7,682,365        7,682,365

 Heartland Value Plus Fund                        123,877 shares              1,831,198        1,500,149

*Marshall Government Income Fund                   53,027 shares                486,745          497,926

*Marshall International Stock Fund                133,360 shares              2,136,487        1,796,355

*M&I Growth Balanced Portfolio                    203,780 shares              3,631,055        4,368,035

*M&I Diversified Stock Portfolio                  296,496 shares              7,409,926        8,054,446

*Marshall Money Market Fund                       128,557 shares                128,557          128,557

  Participant loans                           Various interest rates
                                                and maturity dates            1,169,698        1,169,698
                                                                                         -------------------
                                                                                             $35,513,192
                                                                                         ===================

*Indicates party-in-interest

              Badger Meter Employee Savings & Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2000


                                                                                 PURCHASE       SELLING         COST OF
 IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSET               PRICE          PRICE           ASSET
---------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5 percent of net assets

Marshall & Ilsley Bank       Marshall International Stock Fund                  $2,391,819    $         -     $2,391,819

Badger Meter, Inc.           Common Stock                                                -      1,962,433      2,284,381

Massachusetts Mutual Life    Guaranteed Income Contract                          5,324,302              -      5,324,302
   Insurance Company

Massachusetts Mutual Life    Guaranteed Income Contract                                  -      5,844,556      5,837,728
   Insurance Company

Marshall & Ilsley Bank       M&I Diversified Stock Portfolio                     5,442,950              -      5,442,950

Marshall & Ilsley Bank       M&I Diversified Stock Portfolio                             -      4,853,964      4,011,793

There were no category (i), (ii) or (iv) transactions during 2000.

                                                                                  CURRENT VALUE
                                                                                   OF ASSET ON
                                                                                   TRANSACTION           NET
 IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSET                   DATE           GAIN/(LOSS)
--------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5 percent of net assets

Marshall & Ilsley Bank       Marshall International Stock Fund                       $2,391,819      $        -

Badger Meter, Inc.           Common Stock                                             1,962,433        (321,948)

Massachusetts Mutual Life    Guaranteed Income Contract                               5,324,302               -
   Insurance Company

Massachusetts Mutual Life    Guaranteed Income Contract                               5,844,556           6,828
   Insurance Company

Marshall & Ilsley Bank       M&I Diversified Stock Portfolio                          5,442,950               -

Marshall & Ilsley Bank       M&I Diversified Stock Portfolio                          4,853,964         842,171

There were no category (i), (ii) or (iv) transactions during 2000.

                                  EXHIBIT INDEX



EXHIBIT NO.                                                             PAGE NO.

(23)        Consent of Ernst & Young LLP, Independent Auditors            19